August 8, 2012

Via EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re: The Wright Managed Equity Trust (File Nos. 002-78047 & 811-03489) and The Wright Managed Income Trust (File Nos. 002-81915 & 811-03668)

Ladies and Gentlemen:

Enclosed for filing on behalf of The Wright Managed Equity Trust and The Wright Managed Income Trust, pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934 (the "1934 Act"), as amended, is a copy of the definitive additional materials to the definitive proxy statement and related materials in connection with a meeting of shareholders of (1) The Wright Managed Equity Trust on behalf of Wright Selected Blue Chip Equities Fund, Wright Major Blue Chip Equities Fund and Wright International Blue Chip Equities Fund; and (2) The Wright Managed Income Trust on behalf of Wright Current Income Fund and Wright Total Return Bond Fund (together, the “Funds”) to be held on September 14, 2012 (the “Meeting”). Shareholders of the Funds are being asked at the Meeting to approve a new Investment Advisory Agreement between each Trust and Wright Investors' Service, Inc. on behalf of the Funds. The new Investment Advisory Agreement was approved by the Board of Trustees of the Trust at an in-person meeting held on June 22, 2012. This is the only proposal being presented for shareholder approval at the Meeting.

Pursuant to Rule 14a-6(d) of regulation 14A under the 1934 Act, please be advised that each Fund intends to mail the definitive proxy materials as soon as practicable after such materials go effective to shareholders of record of each Fund as of the record date.

If you have any questions concerning this filing, please do not hesitate to contact me at (207) 347-2076 or chris.madden@atlanticfundservices.com.

Sincerely,

/s/ Christopher A. Madden
Christopher A. Madden
Secretary of the Trusts

Enclosure